 Lincoln Variable Insurance Products Trust LVIP Protected American Balanced Allocation Fund Standard and Service Class 1300 South Clinton Street
Fort Wayne, Indiana 46802 Prospectus March 1, 2012 LVIP Protected American Balanced Allocation Fund (the “Fund”) is a series of the Lincoln Variable Insurance Products Trust. Shares of the Fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the Fund directly. This prospectus discusses the information about the Fund that you should know before choosing to invest your contract assets in the Fund.
As with all mutual funds, the Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

LVIP Protected American Balanced Allocation Fund (Standard and Service Class) Investment Objective The investment objective of the LVIP Protected American Balanced Allocation Fund (the “Fund”) is to seek a balance between a high level of current income and growth of capital. Fees and Expenses This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.
	Standard Class	Service Class
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	N/A	N/A
Maximum Deferred Sales Charge (Load)	N/A	N/A
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	N/A	N/A
Redemption Fee	N/A	N/A
Exchange Fee	N/A	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%	0.25%
Distribution and/or Service (12b-1) fees	None	0.35%
Other Expenses[1]	0.05%	0.05%
Acquired Fund Fees and Expenses (AFFE)[1]	0.41%	0.41%
Total Annual Fund Operating Expenses	0.71%	1.06%
[1]	Other Expenses and AFFE are based on estimated amounts for the current fiscal year.
Example This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the Fund’s shares. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.
	1 year	3 years	5 years[1]	10 years[1]
Standard Class	$73	$227	N/A	N/A
Service Class	$108	$337	N/A	N/A
[1]	Only one-year and three-year expenses are shown since the Fund is new. The Fund will have expenses beyond year three.
Portfolio Turnover The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.

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Principal Investment Strategies The Fund operates under a fund of funds structure. The Fund invests substantially all of its assets in mutual funds (underlying funds) which, in turn, invest in equity (stocks) and/or fixed income (bonds) securities. The underlying funds will be American Funds Insurance Series® and American Funds® retail funds. Under normal circumstances, the Fund invests approximately 50% of its assets in underlying funds which invest primarily in equity securities (stocks) and approximately 50% of its assets are in underlying funds which invest primarily in fixed income securities (bonds). The adviser develops the Fund’s asset allocation strategy based on the Fund’s investment objective. Through its investment in underlying funds, the Fund’s investment strategy will be to allocate a large percentage of assets in domestic and foreign equity securities (stocks) with growth and value characteristics, including securities of small- and medium-capitalization companies. The foreign equity securities may include companies in emerging markets. A smaller percentage of assets will be allocated to domestic fixed income securities (bonds), including mortgage-backed securities, high yield securities (junk bonds), securities backed by the U.S. Treasury and foreign fixed income securities. The Fund will also employ an actively managed risk-management overlay (“protection sub-strategy”) using up to 20% of its net assets. The protection sub-strategy consists of using hedging instruments (short positions in exchanged-traded futures contracts) to manage overall portfolio volatility and to protect the majority of the Fund’s portfolio securities. The adviser selects individual futures contracts on equity indices of domestic and foreign markets that it believes will have prices that are negatively correlated to the Fund’s equity exposure. The protection sub-strategy is separate and distinct from any riders or features of your insurance contract. The adviser will regularly adjust the level of exchange-traded futures contracts to manage the overall net risk level of the Fund. Even in periods of low volatility in the equity markets, the adviser will continue to use the hedging techniques to preserve gains after favorable market conditions and reduce losses in adverse market conditions. Futures contracts can be purchased or sold by the fund for less than their contract value, allowing an efficient use of fund assets for the protection sub-strategy. “Volatility” in this context means variance in the Fund’s investment returns. The adviser will seek to hedge currency risk involved in foreign futures contracts. The Fund’s investment in exchange-traded futures and their resulting costs could limit the upside participation of the Fund in strong, increasing markets relative to unhedged funds. In situations of extreme market volatility, the exchange-traded futures could potentially reduce the Fund’s net economic exposure to equity securities to 0%. Under certain circumstances, the Fund’s use of exchange-traded futures in the protection sub-strategy may increase its economic exposure to equity securities up to a maximum of 60% of the Fund’s assets. Consequently, the Fund’s minimum exposure to fixed income securities is 40%. On at least an annual basis, the adviser will reassess and may make revisions in the Fund’s asset allocation strategy consistent with the Fund’s investment strategy and objective, including revising the weightings among the investments described above and adding underlying funds to or removing underlying funds from the asset allocation strategy. The adviser will also periodically rebalance the weightings in the underlying funds held by the Fund to the current asset allocation strategy. In general, the adviser does not anticipate making frequent changes in the asset allocation strategy and will not attempt to time the market. The adviser uses various analytical tools and third party research to construct the portfolio. The underlying fund selection is made based on the Fund’s particular asset allocation strategy, the adviser’s desired asset class exposures, and the investment styles and performance of the underlying funds. The adviser also considers the portfolio characteristics and risk profile for each underlying fund over various periods and market environments to assess each underlying fund’s suitability as an investment for the Fund. The Fund is non-diversified for purposes of the Investment Company Act of 1940, and as a result may invest a greater percentage of its assets in a particular issuer than a diversified fund. However, through the underlying funds, the Fund owns a diversified mix of equity securities (stocks) and fixed income securities (bonds). Principal Risks All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the Fund. Here are specific principal risks of investing in the Fund:
  Market Risk: Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.
  Asset Allocation Risk: The Fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The Fund is subject to the risk that the Fund may allocate assets to an asset class that underperforms other asset classes.
  Fund of Funds Risk: Because the Fund invests in shares of the underlying funds, the Fund invests in the same investments as those made by the various underlying funds. By investing in the Fund, therefore, you assume the same types of risks, either directly or indirectly, as investing in those underlying funds. The investment performance of the Fund is affected by the investment performance of the underlying funds in which the Fund invests. The ability of the Fund to achieve its investment objective

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  depends on the ability of the underlying funds to meet their investment objectives and on the adviser’s decisions regarding the allocation of the Fund’s assets among the underlying funds.
  Growth Stocks Risks: The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the Fund may underperform other equity funds that use different investment styles.
  Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the Fund’s performance may sometimes be lower than that of other types of funds.
  Small and Medium-Cap Companies Risk: Investing in the stock of medium and small-sized companies may involve greater risk than investing in larger companies. Historically, the price of small and medium capitalization stocks and stocks of recently organized companies have fluctuated more than larger capitalization stocks. Medium and small company stocks may trade less frequently and in limited volume resulting in fluctuating net asset values of the Fund’s shares.
  Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result. Periods of declining or low interest rates may negatively impact the Fund’s yield.
  Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer’s credit rating may cause a decline in the value of the debt obligations held.
  Call Risk: Call risk is the risk that a bond issuer will redeem its callable bonds before they mature. Call risk is greater during periods of falling interest rates because the bond issuer can call the debt and reissue the debt at a lower rate. This action may reduce an underlying fund’s income because the fund may have to reinvest the proceeds at lower interest rates.
  Mortgage-Backed Securities Risk: The value of the mortgage-backed securities (commercial and residential) may fluctuate significantly in response to changes in interest rates. In periods of falling interest rates, underlying mortgages may be paid early, lowering the potential total return, and, during periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to increase and their value to decline.
  Below Investment Grade Bond Risk: Investing in below investment grade bonds, including high yield bonds (“junk bonds”), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates. A liquid security market may not always exist for the Fund’s positions in below investment grade bonds.
  U.S. Treasury Risk: A security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. Accordingly, the current market values for these securities will fluctuate with changes in interest rates.
  Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the Fund’s foreign investments to fluctuate. Investing in foreign securities involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
  Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to be less liquid, have more volatile prices and have significant potential for loss.
  Currency Risk: The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of foreign investments.
  Futures Risk: A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.
  Hedging Risk: Futures contracts held in short positions may not provide an effective hedge of the underlying securities or indices because changes in the prices of futures contracts may not track those of the securities or indices they are intended to hedge.
  Non-Diversification Risk: The Fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund. Therefore, the Fund’s value may decrease because of a single investment or a small number of investments.
Fund Performance The Fund will commence operations on March 15, 2012. Once the Fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the Fund is not necessarily an indication of how the Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower.

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Investment Adviser and Sub-Adviser Investment Adviser: Lincoln Investment Advisors Corporation
Portfolio Manager(s)	Company Title	Experience w/Fund
Kevin J. Adamson	Vice President	Since March 2012
David A. Weiss	Vice President	Since March 2012
Purchase and Sale of Fund Shares The Fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (“Lincoln Life”), Lincoln Life & Annuity Company of New York (“LNY”), and to unaffiliated insurance companies. The insurance companies hold the Fund shares in separate accounts (“variable accounts”) that support various variable annuity contracts and variable life insurance contracts. Tax Information Variable product owners seeking to understand the tax consequences of their investment should consult with their tax advisers or the insurance company that issued their variable annuity contract or variable life insurance contract (“variable contract”), or refer to their variable contract prospectus. Because all the shares of the Fund sold through variable contracts are owned directly or indirectly by Lincoln Life, LNY and unaffiliated insurance companies, this prospectus does not discuss the income tax consequences at the contract owner level. The Fund intends to make distributions to its insurance company shareholders that may be taxed as ordinary income or capital gains. Payments to Broker-Dealers and other Financial Intermediaries Shares of the Fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the Fund (such as the Fund’s principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the Fund and related services. These payments may create a conflict of interest and may influence the insurance company to include the Fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer Fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer Fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.

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Investment Objective and Principal Investment Strategies The investment objective of the Fund is to seek a balance between a high level of current income and growth of capital. This objective is non-fundamental and may be changed without shareholder approval. The Fund operates under a fund of funds structure. The Fund invests substantially all of its assets in other mutual funds (underlying funds) which, in turn, invest in equity (stocks) and/or fixed income (bonds) securities. Under normal circumstances, the Fund invests approximately 50% of its assets are in underlying funds which invest primarily in equity securities (stocks) and approximately 50% of its assets are in underlying funds which invest primarily in fixed income securities (bonds). The adviser develops the Fund’s asset allocation strategy based on the Fund’s investment objective. Through its investment in underlying funds, the Fund’s investment strategy will be to allocate a large percentage of assets in domestic and foreign equity securities (stocks), including securities of small- and medium capitalization companies, with growth and value characteristics. The foreign equity securities may include companies in emerging markets. A smaller percentage of assets will be allocated to domestic fixed income securities (bonds), including mortgage-backed securities and high yield securities (junk bonds) and securities backed by the U.S. Treasury. In addition, the Fund may hold foreign fixed-income securities. Descriptions of the investments for the underlying funds within each asset class are listed below: Growth Stocks: Growth stocks are stocks of companies that appear to offer superior opportunities for growth of capital. Growth companies typically pay little or no dividends. Value Stocks: Value stocks are companies believed to be undervalued with long-term capital appreciation potential. Fixed Income Investments (bonds): Investment grade bonds include securities issued and guaranteed by the U.S. and other governments, securities backed by mortgage and other assets and securities that are rated Aaa by Moody’s Investors Service or AAA by Standard & Poor’s Corporation or unrated but determined to be of equivalent quality by the underlying fund’s investment adviser. Below investment grade bonds include high yield securities (junk bonds) and are rated to be of lower credit quality than investment grade bonds. Foreign Securities: Foreign (international) securities are securities of companies organized, or having a majority of their assets, or earning a majority of their operating income, outside of the United States. Emerging market stocks are companies from an emerging country that may have an unstable government, an economy based on only a few industries and/or securities markets that may have limited liquidity. The Fund will also employ an actively managed risk-management overlay (“protection sub-strategy”) using up to 20% of its net assets. The protection sub-strategy consists of using hedging instruments (short positions in exchanged-traded futures contracts) to manage overall portfolio volatility and to protect the majority of the Fund’s portfolio securities. The protection sub-strategy is separate and distinct from any riders or features of your insurance contract. The adviser will regularly adjust the level of exchange-traded futures contracts to manage the overall net risk level of the Fund. The adviser also adjusts short futures positions to realign individual hedges when the adviser rebalances the portfolio’s asset allocation among underlying funds. A futures contract is an agreement between two parties to buy or sell a financial instrument for a set price on a future date. Futures contracts can be purchased or sold by the Fund for less than their contract value, allowing an efficient use of Fund assets for the protection sub-strategy. “Volatility” in this context means variance in the Fund’s returns.The adviser will seek to hedge currency risk involved in foreign futures contracts. The adviser selects individual futures contracts on equity indices of domestic and foreign markets that it believes will have prices that are negatively correlated to the Fund’s equity exposure. The Fund will primarily sell (short) futures contracts on these indices to decrease the Fund’s aggregate economic exposure to equities (from both underlying funds and exchange-traded futures) based upon the adviser’s evaluation of market volatility and downside equity market risk. The short futures contracts increase in value as equity markets decline. During periods of rising equity security prices, the adviser will increase the target level of protection in the Fund in order to protect the growing value of the Fund’s portfolio. During or after severe market downturns, however, the Fund’s adviser will harvest gains on the Fund’s short futures positions and the amount of short futures held by the Fund will decrease. Even in periods of low volatility in the equity markets, the adviser will continue to use the hedging techniques to preserve gains in favorable market conditions and reduce losses in adverse market conditions. The adviser will seek to hedge currency risks involved in the foreign futures contracts. In addition, under certain market conditions, the adviser reserves the right to purchase or sell exchange-traded interest rate futures to manage interest rate risks in the portfolio. In addition to holding short positions in exchange-traded futures, the adviser may periodically purchase exchange-traded futures contracts (a “long” position in futures) to increase the overall level of economic exposure to equity securities held by the Fund, typically where the Fund is holding idle cash that is awaiting investment in underlying funds. However, at no time will the Fund’s use of futures

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override or change the Fund’s maximum target allocation to equity securities, which is 60% of the Fund’s assets. Consequently, the Fund’s minimum exposure to fixed income securities is 40%. The Fund may be required to own cash or other liquid assets and post these assets with a broker as collateral to cover its obligation under the futures contracts. The Fund’s investment in these exchange-traded futures and their resulting costs could limit the upside participation of the Fund in strong, increasing markets relative to unhedged funds. In situations of extreme market volatility, the short positions held in exchange-traded futures could potentially reduce the Fund’s net economic exposure to equity securities to 0%. On at least an annual basis, the adviser will reassess and may make revisions in the Fund’s asset allocation strategy consistent with the Fund’s investment strategy and objective, including revising the weightings among the investments described above and adding underlying funds to or removing underlying funds from the asset allocation strategy. The adviser will also periodically rebalance the weightings in the underlying funds held by the Fund to the current allocation strategy. In general, the adviser does not anticipate making frequent changes in the asset allocation strategy and will not attempt to time the market. The adviser uses various analytical tools and third party research to construct the portfolio. The underlying fund selection is made based on the Fund’s particular asset allocation strategy, the adviser’s desired asset class exposures, and the investment styles and performance of the underlying funds. The adviser also considers the portfolio characteristics and risk profile for each underlying fund over various periods and market environments to assess each underlying fund’s suitability as an investment for the Fund. In response to market, economic, political, or other conditions, the Fund may temporarily use a different investment strategy or take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies. If the Fund does so, different factors could affect Fund performance and the Fund may not achieve its investment objective. The Fund is non-diversified for purposes of the Investment Company Act of 1940, and as a result may invest a greater percentage of its assets in a particular issuer than a diversified fund. However, through the underlying funds, the Fund owns a diversified mix of equity securities (stocks) and fixed income securities (bonds). What are the Underlying Funds? The Fund operates its “fund of funds” structure in reliance on certain federal securities laws that generally permit a fund to invest in other affiliated funds. The Fund also has received an exemptive order from the SEC (Release No. 29196) to permit the Fund to invest in non-affiliated funds, securities and other investments in excess of such limits, subject to certain conditions. The Fund expects to invest its assets in American Funds Insurance Series® Class 1 shares and American Funds® Class F-2 retail fund shares. The American Funds Insurance Series has not adopted a plan of distribution or a 12b-1 Plan for Class 1 shares. Likewise, American Funds Class F-2 retail fund shares have not adopted a plan of distribution or a 12b-1 Plan. Thus, the underlying funds do not pay 12b-1 fees. The relative weightings for the Fund in the various underlying funds will vary over time, and the Fund is not required to invest in any particular underlying fund or in any particular percentage. The adviser may add, eliminate or replace underlying funds at any time and may invest in non-affiliated funds or other types of investment securities, as described above. Principal Risks Market Risk. The value of the investments that the Fund holds will fluctuate and may fall. These fluctuations could occur for a single company, an industry, a sector of the economy, or the applicable market as a whole. These fluctuations could cause the value of the investments held by Fund to decrease, and you could lose money. Asset Allocation Risk. The Fund’s investment strategy is to vary the amount invested among the asset classes of securities over time. The Fund is subject to asset allocation risk, which is the risk that the Fund may allocate assets to an asset class that underperforms other asset classes. For example, the Fund may be over-weighted in equity securities when the stock market is falling and the fixed income market is rising. Fund of Funds Risk. Because the Fund invests in the shares of the underlying funds, the Fund invests in the same investments as those made by the various underlying funds. By investing in the Fund, therefore, you assume the same types of risks, either directly or indirectly, as investing in those underlying funds. The investment performance of the Fund is affected by the investment performance of the underlying funds in which the Fund invests. The ability of the Fund to achieve its investment objective depends on the ability of the underlying funds to meet their investment objectives and on the adviser’s decisions regarding the allocation of the Fund’s assets among the underlying funds. There can be no assurance that the investment objective of the Fund or any underlying fund will be achieved. Through its investments in the underlying funds, the Fund is subject to the risks of the underlying funds’ investments. Growth Stocks Risk. Due to their relatively high valuations, growth stocks are typically more volatile than value stocks. The price of a growth stock may experience a larger decline on a forecast of lower earning, a negative fundamental development, or an adverse market development. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks and may be more

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adversely affected in a down market. The growth style may, over time, go in and out of favor. At times when growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles. Value Stocks Risk. Value stocks may never reach what the underlying fund’s adviser believes to be their full value, or may even go down in price. Different types of stocks (such as “growth” vs. “value” stocks) tend to shift in and out of favor with the investing public depending upon market and economic conditions. Accordingly, the Fund’s performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks). Small and Medium-Cap Companies Risk. Some of the underlying funds may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions. Interest Rate Risk. Interest rate risk is the risk that the value of the debt obligations held by an underlying fund and, therefore, the value of such fund’s shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in these funds. Credit Risk. Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation’s credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by an underlying fund and, therefore, the value of such fund’s shares, will fluctuate with the changes in the credit ratings of the debt obligations held. Call Risk. Call risk is the risk that a bond issuer will redeem its callable bonds before they mature. Call risk is greater during periods of falling interest rates because the bond issuer can call the debt and reissue the debt at a lower rate. This action may reduce the income of an underlying fund because the fund may have to reinvest the proceeds at lower interest rates. Mortgage-Backed Securities Risk. Mortgage-backed securities are fixed income securities that represent pools of mortgages, with investors receiving principal and interest payments as the underlying mortgage loans are paid back. Many are issued and guaranteed against default by the U.S. government or its agencies or instrumentalities. The value of the mortgage-backed securities (commercial and residential) may fluctuate significantly in response to changes in interest rates. In periods of falling interest rates, underlying mortgages may be paid early, lowering the potential total return and exposing the underlying fund to a lower rate of return upon reinvestment of principal. Early payments of the underlying mortgages cause the mortgage-backed securities to experience significantly greater price and yield volatility than is experienced by more traditional fixed-income securities. During periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to increase and their value to decline. If the life of a mortgage-backed security is inaccurately predicted, the Fund may not be able to realize the rate of return that it expected. Below Investment Grade Bond Risk. Investing in “junk” or “high yield” bonds or debt entails greater risk of principal loss than the risk involved in investment grade securities. For underlying funds investing in debt obligations that are assigned a lower credit rating, the value of these debt obligations could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience fluctuation in value due to changes in the issuer;s credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates. U.S. Treasury Risk. U.S. Treasury risk is the risk that a security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. Accordingly, the current market values for these securities will fluctuate with changes in interest rates. Foreign Securities Risk. For investments in foreign securities and foreign index futures, additional risks are involved that are not present in U.S. securities and futures. Foreign currency fluctuations or economic, financial or political instability could cause the value of an underlying fund’s investments to fluctuate. Foreign investments may be less liquid, and their prices may be more volatile, than comparable investments in securities of U.S. issuers. Investing in foreign securities and futures also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. The volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, assets allocated to foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

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Foreign securities can also be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as other restrictions on investment. Investing in local markets may require the Fund to adopt special procedures or seek local governmental approvals or other actions, any of which may involve additional costs to the Fund. These factors may affect the liquidity of the Fund’s investment in any country. Emerging Markets Risk. Risk of loss is typically higher for issuers located in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain. Additional risks of emerging market securities may include: greater social, economic and political instability; more substantial governmental involvement in the economy; less governmental supervision and regulation of issuers; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging market securities may have different clearance and settlement procedures, which may make it difficult to engage in securities transactions. Settlement problems may cause the underlying fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of emerging market securities held by that fund. Currency Risk. The value of foreign securities and futures may change as a result of changes in exchange rates reducing the U.S. dollar value of foreign investments. Currency risk is the risk that the U.S. dollar value of the Fund’s foreign investments may be negatively affected by changes in foreign currency exchange rates. Adverse changes in exchange rates may reduce or eliminate any gains produced by such investments that are denominated in foreign currencies and may increase any losses. Futures Risk. A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. Losses on futures contracts may exceed the amount invested. There may be imperfect correlation between the price of the futures contracts and the price of the underlying securities. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures, including technical influences in futures trading, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures position, and the Fund would remain obligated to meet margin requirements until the position is closed. In addition, there can be no assurance that an active secondary market will continue to exist. Hedging Risk. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. For example, futures contract short positions may not provide an effective hedge because changes in futures contract prices may not track those of the underlying securities or indices they are intended to hedge. Non-Diversification Risk. The Fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund. Therefore, the Fund’s value may decrease because of a single investment or a small number of investments. Management and Organization The Fund’s business and affairs are managed under the direction of its board of trustees. The board of trustees has the power to amend the Fund’s bylaws, to declare and pay dividends, and to exercise all the powers of the Fund except those granted to the shareholders. Manager of Managers:  The Fund employs a “manager of managers” structure. In this regard, the Fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the Fund’s investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of its board of trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the Fund’s adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has

8

ultimate responsibility (subject to board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement. The Fund does not currently employ a sub-adviser. Investment Adviser:  Lincoln Investment Advisors Corporation (“LIA”) is the investment adviser to the Fund. LIA is a registered investment adviser and wholly-owned subsidiary of The Lincoln National Life Insurance Company (“Lincoln Life”). LIA’s address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years. Lincoln Life is an insurance company organized under Indiana Law and is a wholly-owned subsidiary of Lincoln National Corporation (“LNC”). LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services. The Fund has entered into an investment management agreement with LIA. The Fund operates as a “fund of funds.” In this structure, the Fund invests in other mutual funds, which, in turn, invest directly in portfolio securities. The expenses associated with investing in a fund of funds are generally higher than those for funds that do not invest primarily in other mutual funds because shareholders indirectly pay for a portion of the fees and expenses charged at the underlying fund level. The investment adviser, its investment management fee rate, and portfolio manager(s) are shown below. The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio manager(s), and the portfolio managers’ ownership of securities in the Fund.
Adviser	LIA’s advisory fee is 0.25% of the Fund’s average net assets.
Portfolio Manager(s)	Kevin J. Adamson, CPA and David A. Weiss, CFA are responsible for the day-to-day management of the Fund. Mr. Adamson, Vice President of LIA, joined the Lincoln organization in 2004 and since that time he has served as Director of Funds Management Operations responsible for managing daily operations. Mr. Weiss, Vice President of LIA, joined LIA in 2004 and currently serves as Director of Funds Management Research where he is responsible for leading due diligence and research, including oversight of LIA’s asset allocation services.
LIA may hire consultants to assist it in management of the Fund. These consultants will not have management discretion over Fund assets. Capital Research and Management CompanySM , the adviser of the American Funds Insurance Series and American Funds retail funds, does not act as sub-adviser to the Fund or as a consultant to LIA. Capital Research and Management CompanySM is not affiliated with LIA or the Fund. A discussion regarding the basis for the board of trustees approving the investment advisory contract for the Fund will be available in the semi-annual report to shareholders for the period ended June 30, 2012. Pricing of Fund Shares Each Fund in the Trust determines its net asset value per share (“NAV”) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange (“NYSE”) on each day the NYSE is open for trading. Each Fund determines its NAV by:
  adding the values of all securities investments and other assets;
  subtracting liabilities (including dividends payable); and
  dividing by the number of shares outstanding.
For Funds structured as fund of funds, shares of the underlying mutual funds (excluding ETFs) in which these Funds invest will be valued based upon the net asset value of those underlying mutual funds. The net asset value of the underlying mutual funds will be calculated by those funds based upon their own securities holdings. For other types of securities, each Fund in the Trust typically values its investments as follows:
  equity securities (including ETFs), at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.
  Exchange-traded futures contracts, at the exchange’s daily quoted settlement prices.
A Fund’s portfolio securities may be traded in other markets on days when the NYSE is closed. Therefore, the value of a Fund’s holdings may fluctuate on days when you do not have access to the Fund to purchase or redeem shares. In certain circumstances, a Fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Fund’s board of trustees. When a Fund uses fair value pricing, it may take into account any factors it deems appropriate. The prices of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

9

A Fund would anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A Fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before that Fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a Fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available. Purchase and Sale of Fund Shares The Fund sells its shares directly or indirectly to Lincoln Life, Lincoln Life & Annuity Company of New York (“LNY”), and to unaffiliated insurance companies. The insurance companies hold the Fund shares in separate accounts (“variable accounts”) that support various variable annuity contracts and variable life insurance contracts. The Fund sells and redeems its shares, without charge, at their NAV next determined after the Fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost. The Fund normally pays for shares redeemed within seven days after the Fund receives the redemption request. However, a Fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a Fund’s disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of Fund shareholders. Market Timing Frequent, large, or short-term transfers among the LVIP Funds, such as those transfers associated with “market timing” transactions, may adversely affect the Funds involved and their investment returns. Such transfers may dilute the value of Fund shares, interfere with the efficient management of the Fund’s portfolio, and increase brokerage and administrative costs of the Funds. As a result, the Funds discourage such trading activity. The risks of frequent trading are more pronounced for Funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our Fund investors and the Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the Fund’s board of trustees (the “Market Timing Procedures”). The Fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The Fund will exercise this right if, among other things, an investor’s trading, in the judgment of the Fund, has been or may be disruptive to any Fund. In making this judgment, a Fund may consider trading done in multiple accounts under common ownership or control. The Fund has entered into an agreement with each insurance company that holds Fund shares to help detect and prevent market timing in the Fund’s shares. The agreement generally requires such insurance company to (i) provide, upon request by the Fund, certain identifying and account information regarding contract owners who invest in Fund shares through the omnibus account; and (ii) execute instructions from the Fund to restrict further purchases or exchanges of Fund shares by a contract owner who the Fund has identified as a market timer. The Fund may rely on frequent trading policies established by insurance companies that hold shares of the Fund in separate accounts to support the insurance contracts. In the event the Fund detects potential market timing, the Fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the Fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances. Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. The Fund’s ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of Fund investors determined to be engaged in such transfer activity that may adversely affect other Fund investors involves judgments that are inherently subjective. As a result of these noted limitations, there is no guarantee that the Fund will be able to identify possible market timing activity or that market timing will not occur in the Fund. If we are unable to detect market timers, you may experience dilution in the value of your Fund shares and increased brokerage and administrative costs in the Fund. This may result in lower long-term returns for your investments. In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We also reserve the right to implement and administer redemption fees imposed by the Fund in the future.

10

Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and statement of additional information (“SAI”) for your variable annuity or variable life contract for details. Portfolio Holdings Disclosure A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI. Share Classes and Distribution Arrangements The Fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the “Plan”). The Fund offers shares to insurance companies for allocation to certain of their variable contracts. The Fund pays its principal underwriter, Lincoln Financial Distributors, Inc. (“LFD”), out of the assets of the Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. LFD pays third parties for these sales activities pursuant to written agreements with such parties. The 12b-1 fee may be increased by the Fund’s board of trustees up to the maximum allowed by the Plan, without shareholder approval, in accordance with the terms of the Plan. These fees are paid out of the assets of the Service Class on an ongoing basis, and over time will increase the cost of your investment and may cost you more than other types of sales charges. LIA and its affiliates, including LFD, and/or the Fund’s sub-adviser, if any, may pay additional compensation (at their own expense and not as an expense of the Fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, “financial intermediaries”) in connection with the sale or retention of Fund shares or insurance products that contain the Fund and/or shareholder servicing (“distribution assistance”). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries. If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the Fund’s shares, as such payments are not made from Fund assets. For more information, please see the SAI. Distribution Policy and Federal Income Tax Considerations The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the Fund. The Fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional Fund shares of the same class of the Fund at no charge. Since all the shares of the Fund sold through variable annuity contracts or variable life insurance contracts (“variable contracts”) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.

11

Financial Highlights The Fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this Fund.

12

General Information The use of the Fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the Fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The Fund’s board of trustees will monitor for any material conflicts and determine what action, if any, the Fund or a variable account should take.
 A conflict could arise that requires a variable account to redeem a substantial amount of assets from the Fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the Fund. Also, the Fund could determine that it has become so large that its size materially impairs investment performance. The Fund would then examine its options. You can find additional information in the Fund’s SAI, which is on file with the SEC. The Fund incorporates its SAI, dated March 1, 2012, into its prospectus. The Fund will provide a free copy of its SAI upon request. You can find further information about the Fund’s investments in the Fund’s annual and semi-annual reports to shareholders. The annual report discusses the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. The Fund will provide a free copy of its annual and semi-annual report upon request. The Fund will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Fund’s independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the Fund, or to make inquiries. The Fund does not maintain an internet website. You can review and copy information about the Fund (including the SAI) at the SEC’s public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the Fund on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov. SEC File No: 811-08090

Lincoln Variable Insurance Products Trust LVIP Protected American Growth Allocation Fund Standard and Service Class 1300 South Clinton Street
Fort Wayne, Indiana 46802 Prospectus March 1, 2012 LVIP Protected American Growth Allocation Fund (the “Fund”) is a series of the Lincoln Variable Insurance Products Trust. Shares of the Fund are currently offered only to separate accounts that fund variable annuity and variable life insurance contracts of The Lincoln National Life Insurance Company, its affiliates, and third-party insurance companies. You cannot purchase shares of the Fund directly. This prospectus discusses the information about the Fund that you should know before choosing to invest your contract assets in the Fund.
As with all mutual funds, the Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We have not authorized any dealer, salesperson, or any other person to give any information, or to make any representation, other than what this prospectus states.

LVIP Protected American Growth Allocation Fund (Standard and Service Class) Investment Objective The investment objective of the LVIP Protected American Growth Allocation Fund (the “Fund”) is to seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. Fees and Expenses This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. This table does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher.
	Standard Class	Service Class
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases	N/A	N/A
Maximum Deferred Sales Charge (Load)	N/A	N/A
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	N/A	N/A
Redemption Fee	N/A	N/A
Exchange Fee	N/A	N/A
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.25%	0.25%
Distribution and/or Service (12b-1) fees	None	0.35%
Other Expenses[1]	0.05%	0.05%
Acquired Fund Fees and Expenses (AFFE)[1]	0.44%	0.44%
Total Annual Fund Operating Expenses	0.74%	1.09%
[1]	Other Expenses and AFFE are based on estimated amounts for the current fiscal year.
Example This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated if you invest $10,000 in the Fund’s shares. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. Your actual costs may be higher or lower than this example. This example does not reflect any variable contract expenses. If variable contract expenses were included, the expenses shown would be higher. The results apply whether or not you redeem your investment at the end of the given period.
	1 year	3 years	5 years[1]	10 years[1]
Standard Class	$76	$237	N/A	N/A
Service Class	$111	$347	N/A	N/A
[1]	Only one-year and three-year expenses are shown since the Fund is new. The Fund will have expenses beyond year three.
Portfolio Turnover The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.

LVIP Protected American Growth Allocation Fund	1

Principal Investment Strategies The Fund operates under a fund of funds structure. The Fund invests substantially all of its assets in mutual funds (underlying funds) which, in turn, invest in equity (stocks) and/or fixed income (bonds) securities. The underlying funds will be American Funds Insurance Series® and American Funds® retail funds. Under normal circumstances, the Fund invests approximately 70% of its assets in underlying funds which invest primarily in equity securities (stocks) and approximately 30% of its assets are in underlying funds which invest primarily in fixed income securities (bonds). The adviser develops the Fund’s asset allocation strategy based on the Fund’s investment objective. Through its investment in underlying funds, the Fund’s investment strategy will be to allocate a large percentage of assets in domestic and foreign equity securities (stocks), including securities of small- and medium-capitalization companies, with growth and value characteristics. The foreign equity securities may include companies in emerging markets. A smaller percentage of assets will be allocated to domestic fixed income securities (bonds), including mortgage-backed securities, high yield securities (junk bonds) and securities backed by the U.S. Treasury. Some foreign fixed-income securities will also be held. The Fund will also employ an actively managed risk-management overlay (“protection sub-strategy”) using up to 20% of its net assets. The protection sub-strategy consists of using hedging instruments (short positions in exchanged-traded futures contracts) to manage overall portfolio volatility and to protect the majority of the Fund’s portfolio securities. The protection sub-strategy is separate and distinct from any riders or features of your insurance contract. The adviser selects individual futures contracts on equity indices of domestic and foreign markets that it believes will have prices that are negatively correlated to the Fund’s equity exposure. The adviser will regularly adjust the level of exchange-traded futures contracts to manage the overall net risk level of the Fund. Even in periods of low volatility in the equity markets, the adviser will continue to use the hedging techniques to preserve gains after favorable market conditions and reduce losses in adverse market conditions. Futures contracts can be purchased or sold by the Fund for less than their contract value, allowing an efficient use of fund assets for the protection sub-strategy. “Volatility” in this context means variance in the Fund’s investment returns. The adviser will seek to hedge currency risk involved in foreign futures contracts. The Fund’s investment in exchange-traded futures and their resulting costs could limit the upside participation of the Fund in strong, increasing markets relative to unhedged funds. In situations of extreme market volatility, the exchange-traded futures could potentially reduce the Fund’s net economic exposure to equity securities to 0%. Under certain circumstances, the Fund’s use of exchange-traded futures in the protection sub-strategy may increase its economic exposure to equity securities up to a maximum of 80% of the Fund’s assets. Consequently, the Fund’s minimum exposure to fixed income securities is 20%. On at least an annual basis, the adviser will reassess and may make revisions in the Fund’s asset allocation strategy consistent with the Fund’s investment strategy and objective, including revising the weightings among the investments described above and adding underlying funds to or removing underlying funds from the asset allocation strategy. The adviser will also periodically rebalance the weightings in the underlying funds held by the Fund to the current asset allocation strategy. In general, the adviser does not anticipate making frequent changes in the asset allocation strategy and will not attempt to time the market. The adviser uses various analytical tools and third party research to construct the portfolio. The underlying fund selection is made based on the Fund’s particular asset allocation strategy, the adviser’s desired asset class exposures, and the investment styles and performance of the underlying funds. The adviser also considers the portfolio characteristics and risk profile for each underlying fund over various periods and market environments to assess each underlying fund’s suitability as an investment for the Fund. The Fund is non-diversified for purposes of the Investment Company Act of 1940, and as a result may invest a greater percentage of its assets in a particular issuer than a diversified fund. However, through the underlying funds, the Fund owns a diversified mix of equity securities (stocks) and fixed income securities (bonds). Principal Risks All mutual funds carry a certain amount of risk. Accordingly, loss of money is a risk of investing in the Fund. Here are specific principal risks of investing in the Fund:
  Market Risk: Prices of securities held by the Fund may fall. As a result, your investment may decline in value and you could lose money.
  Asset Allocation Risk: The Fund maintains an asset allocation strategy and the amount invested in various asset classes of securities may change over time. The Fund is subject to the risk that the Fund may allocate assets to an asset class that underperforms other asset classes.
  Fund of Funds Risk: Because the Fund invests in shares of the underlying funds, the Fund invests in the same investments as those made by the various underlying funds. By investing in the Fund, therefore, you assume the same types of risks, either

2	LVIP Protected American Growth Allocation Fund

  directly or indirectly, as investing in those underlying funds. The investment performance of the Fund is affected by the investment performance of the underlying funds in which the Fund invests. The ability of the Fund to achieve its investment objective depends on the ability of the underlying funds to meet their investment objectives and on the adviser’s decisions regarding the allocation of the Fund’s assets among the underlying funds.
  Growth Stocks Risks: The growth style may, over time, go in and out of favor. At times when the growth investing style is out of favor, the Fund may underperform other equity funds that use different investment styles.
  Value Stocks Risk: Value stocks may never reach what is believed to be their full value, or may even go down in price. Value stocks tend to shift in and out of favor depending on market conditions, and as a result the Fund’s performance may sometimes be lower than that of other types of funds.
  Small and Medium-Cap Companies Risk: Investing in the stock of medium and small-sized companies may involve greater risk than investing in larger companies. Historically, the price of small and medium capitalization stocks and stocks of recently organized companies have fluctuated more than larger capitalization stocks. Medium and small company stocks may trade less frequently and in limited volume resulting in fluctuating net asset values of the Fund’s shares.
  Interest Rate Risk: The value of debt obligations will typically fluctuate with interest rate changes. These fluctuations can be greater for debt obligations with longer maturities. When interest rates rise, debt obligations will generally decline in value and you could lose money as a result. Periods of declining or low interest rates may negatively impact the Fund’s yield.
  Credit Risk: Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A decrease in an issuer’s credit rating may cause a decline in the value of the debt obligations held.
  Call Risk: Call risk is the risk that a bond issuer will redeem its callable bonds before they mature. Call risk is greater during periods of falling interest rates because the bond issuer can call the debt and reissue the debt at a lower rate. This action may reduce an underlying fund’s income because the fund may have to reinvest the proceeds at lower interest rates.
  Mortgage-Backed Securities Risk: The value of the mortgage-backed securities (commercial and residential) may fluctuate significantly in response to changes in interest rates. In periods of falling interest rates, underlying mortgages may be paid early, lowering the potential total return, and, during periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to increase and their value to decline.
  Below Investment Grade Bond Risk: Investing in below investment grade bonds, including high yield bonds (“junk bonds”), entails greater risk of principal loss than the risk involved in investment grade bonds. These bonds are often considered speculative and involve significantly higher credit risk. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates. A liquid security market may not always exist for the Fund’s positions in below investment grade bonds.
  U.S. Treasury Risk: A security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. Accordingly, the current market values for these securities will fluctuate with changes in interest rates.
  Foreign Securities Risk: Foreign currency fluctuations and economic or financial instability could cause the value of the Fund’s foreign investments to fluctuate. Investing in foreign securities involves the risk of loss from foreign government or political actions. Investing in foreign securities also involves risks resulting from the reduced availability of public information. Foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers.
  Emerging Markets Risk: Risk of loss is typically higher for issuers in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Investments located in emerging markets tend to be less liquid, have more volatile prices and have significant potential for loss.
  Currency Risk: The value of the Fund’s shares may change as a result of changes in exchange rates reducing the value of the U.S. dollar value of foreign investments.
  Futures Risk: A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. The prices of futures contracts can be volatile, and futures contracts may be illiquid. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. Losses on futures contracts may exceed the amount invested.
  Hedging Risk: Futures contracts held in short positions may not provide an effective hedge of the underlying securities or indices because changes in the prices of futures contracts may not track those of the securities or indices they are intended to hedge.
  Non-Diversification Risk: The Fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund. Therefore, the Fund’s value may decrease because of a single investment or a small number of investments.

LVIP Protected American Growth Allocation Fund	3

Fund Performance The Fund will commence operations on March 15, 2012. Once the Fund has at least one calendar year of performance, a bar chart and performance table will be included in the prospectus. Please note that the past performance of the Fund is not necessarily an indication of how the Fund will perform in the future. Further, the returns shown do not reflect variable contract expenses. If variable contract expenses were included, the returns shown would be lower. Investment Adviser Investment Adviser: Lincoln Investment Advisors Corporation
Portfolio Manager(s)	Company Title	Experience w/Fund
Kevin J. Adamson	Vice President	Since March 2012
David A. Weiss	Vice President	Since March 2012

4	LVIP Protected American Growth Allocation Fund

Purchase and Sale of Fund Shares The Fund sells its shares directly or indirectly to The Lincoln National Life Insurance Company (“Lincoln Life”), Lincoln Life & Annuity Company of New York (“LNY”), and to unaffiliated insurance companies. The insurance companies hold the Fund shares in separate accounts (“variable accounts”) that support various variable annuity contracts and variable life insurance contracts. Tax Information Variable product owners seeking to understand the tax consequences of their investment should consult with their tax advisers or the insurance company that issued their variable annuity contract or variable life insurance contract (“variable contract”), or refer to their variable contract prospectus. Because all the shares of the Fund sold through variable contracts are owned directly or indirectly by Lincoln Life, LNY and unaffiliated insurance companies, this prospectus does not discuss the income tax consequences at the contract owner level. The Fund intends to make distributions to its insurance company shareholders that may be taxed as ordinary income or capital gains. Payments to Broker-Dealers and other Financial Intermediaries Shares of the Fund are available only through the purchase of variable contracts issued by certain life insurance companies. Parties that are related to the Fund (such as the Fund’s principal underwriter or investment adviser) may pay such insurance companies (or their related companies) for the sale of shares of the Fund and related services. These payments may create a conflict of interest and may influence the insurance company to include the Fund as an investment option in its variable contracts. Such insurance companies (or their related companies) may pay broker-dealers or other financial intermediaries (such as banks) for the sale and retention of variable contracts which offer Fund shares. These payments may create a conflict of interest by influencing the broker-dealers or other financial intermediaries to recommend variable contracts which offer Fund shares. The prospectus or other disclosure documents for the variable contracts may contain additional information about these payments.

LVIP Protected American Growth Allocation Fund	5

Investment Objective and Principal Investment Strategies The investment objective of the Fund is to seek a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. This objective is non-fundamental and may be changed without shareholder approval. The Fund operates under a fund of funds structure. The Fund invests substantially all of its assets in mutual funds (underlying funds) which, in turn, invest in equity (stocks) and/or fixed income (bonds) securities. Under normal circumstances, the Fund invests approximately 70% of its assets in underlying funds which invest primarily in equity securities (stocks) and approximately 30% of its assets are in underlying funds which invest primarily in fixed income securities (bonds). The adviser develops the Fund’s asset allocation strategy based on the Fund’s investment objective. Through its investment in underlying funds, the Fund’s investment strategy will be to allocate a large percentage of assets in domestic and foreign equity securities (stocks), including securities of small- and medium-capitalization companies, with growth and value characteristics. The foreign equity securities may include companies in emerging markets. A smaller percentage of assets will be allocated to domestic fixed income securities (bonds), including mortgage-backed securities and high yield securities (junk bonds) and securities backed by the U.S. Treasury. In addition, the Fund may hold foreign fixed-income securities. Descriptions of the investments for the underlying funds within each asset class are listed below: Growth Stocks: Growth stocks are stocks of companies that appear to offer superior opportunities for growth of capital. Growth companies typically pay little or no dividends. Value Stocks: Value stocks are companies believed to be undervalued with long-term capital appreciation potential. Fixed Income Investments (bonds): Investment grade bonds include securities issued and guaranteed by the U.S. and other governments, securities backed by mortgage and other assets, and securities that are rated Aaa by Moody’s Investors Service or AAA by Standard & Poor’s Corporation or unrated but determined to be of equivalent quality by the underlying fund’s investment adviser. Below investment grade bonds include high yield securities (junk bonds) and are rated to be of lower credit quality than investment grade bonds. Foreign Securities: Foreign (international) securities are securities of companies organized, or having a majority of their assets, or earning a majority of their operating income, outside of the United States. Emerging market stocks are companies from an emerging country that may have an unstable government, an economy based on only a few industries and/or securities markets that may have limited liquidity. The Fund will also employ an actively managed risk-management overlay (“protection sub-strategy”) using up to 20% of its net assets. The protection sub-strategy consists of using hedging instruments (short positions in exchanged-traded futures contracts) to manage overall portfolio volatility and to protect the majority of the fund’s portfolio securities. The protection sub-strategy is separate and distinct from any riders or features of your insurance contract. The adviser will regularly adjust the level of exchange-traded futures contracts to manage the overall net risk level of the Fund. The adviser also adjusts short futures positions to realign individual hedges when the adviser rebalances the portfolio’s asset allocation among underlying funds. A futures contract is an agreement between two parties to buy or sell a financial instrument for a set price on a future date. Futures contracts can be purchased or sold by the Fund for less than their contract value, allowing an efficient use of Fund assets for the protection sub-strategy. “Volatility” in this context means variance in the Fund’s returns. The adviser will seek to hedge currency risk involved in foreign futures contracts. The adviser selects individual futures contracts on equity indices of domestic and foreign markets that it believes will have prices that are negatively correlated to the Fund’s equity exposure. The Fund will primarily sell (short) futures contracts on these indices to decrease the Fund’s aggregate economic exposure to equities (from both underlying funds and exchange-traded futures) based upon the adviser’s evaluation of market volatility and downside equity market risk. The short futures contracts increase in value as equity markets decline. During periods of rising equity security prices, the adviser will increase the target level of protection in the Fund in order to protect the growing value of the Fund’s portfolio. During or after severe market downturns, however, the Fund’s adviser will harvest gains on the Fund’s short futures positions and the amount of short futures held by the Fund will decrease. Even in periods of low volatility in the equity markets, the adviser will continue to use the hedging techniques to preserve gains in favorable market conditions and reduce losses in adverse market conditions. The adviser will seek to hedge currency risks involved in the foreign futures contracts. In addition, under certain market conditions, the adviser reserves the right to purchase or sell exchange-traded interest rate futures to manage interest rate risks in the portfolio. In addition to holding short positions in exchange-traded futures, the adviser may periodically purchase exchange-traded futures contracts (a “long” position in futures) to increase the overall level of economic exposure to equity securities held by the Fund, typically where the Fund is holding idle cash that is awaiting investment in underlying funds. However, at no time will the Fund’s use of futures

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override or change the Fund’s maximum target allocation to equity securities, which is 80% of the Fund’s assets. Consequently, the Fund’s minimum exposure to fixed income securities is 20%. The Fund may be required to own cash or other liquid assets and post these assets with a broker as collateral to cover its obligation under the futures contracts. The Fund’s investment in these exchange-traded futures and their resulting costs could limit the upside participation of the Fund in strong, increasing markets relative to unhedged funds. In situations of extreme market volatility, the short positions held in exchange-traded futures could potentially reduce the fund’s net economic exposure to equity securities to 0%. On at least an annual basis, the adviser will reassess and make any necessary revisions in the Fund’s asset allocation strategy consistent with the Fund’s investment strategy and objective, including revising the weightings among the investments described above and adding underlying funds to or removing underlying funds from the asset allocation strategy. The adviser will also periodically rebalance the weightings in the underlying funds held by the Fund to the current allocation strategy. In general, the adviser does not anticipate making frequent changes in the asset allocation strategy and will not attempt to time the market. The adviser uses various analytical tools and third party research to construct the portfolio. The underlying fund selection is made based on the Fund’s particular asset allocation strategy, the adviser’s desired asset class exposures, and the investment styles and performance of the underlying funds. The adviser also considers the portfolio characteristics and risk profile for each underlying fund over various periods and market environments to assess each underlying Fund’s suitability as an investment for the Fund. In response to market, economic, political, or other conditions, the Fund may temporarily use a different investment strategy or take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies. If the Fund does so, different factors could affect Fund performance and the Fund may not achieve its investment objective. The Fund is non-diversified for purposes of the Investment Company Act of 1940, and as a result may invest a greater percentage of its assets in a particular issuer than a diversified fund. However, through the underlying funds, the Fund owns a diversified mix of equity securities (stocks) and fixed income securities (bonds). What are the Underlying Funds? The Fund operates its “fund of funds” structure in reliance on certain federal securities laws that generally permit a fund to invest in affiliated funds. The Fund also received an exemptive order from the SEC (Release No. 29196) to permit the Fund to invest in non-affiliated funds, securities and other investments subject to certain conditions. The Fund expects to invest its assets in American Funds Insurance Series® Class 1 shares and American Funds® Class F-2 retail fund shares. The American Funds Insurance Series has not adopted a plan of distribution or a 12b-1 Plan for Class 1 shares. Likewise, American Funds Class F-2 retail funds have not adopted a plan of distribution or 12b-1 Plan. Thus, the underlying funds do not pay 12b-1 fees. The relative weightings for the Fund in the various underlying funds will vary over time, and the Fund is not required to invest in any particular underlying fund or in any particular percentage. The adviser may add, eliminate or replace underlying funds at any time and may invest in non-affiliated funds or other types of investment securities, as described above. Principal Risks Market Risk. The value of the investments that the Fund holds will fluctuate and may fall. These fluctuations could occur for a single company, an industry, a sector of the economy, or the applicable market as a whole. These fluctuations could cause the value of the investments held by Fund to decrease, and you could lose money. Asset Allocation Risk. The Fund’s investment strategy is to vary the amount invested among the asset classes of securities over time. The Fund is subject to asset allocation risk, which is the risk that the Fund may allocate assets to an asset class that underperforms other asset classes. For example, the Fund may be over-weighted in equity securities when the stock market is falling and the fixed income market is rising. Fund of Funds Risk. Because the Fund invests in the shares of the underlying funds, the Fund invests in the same investments as those made by the various underlying funds. By investing in the Fund, therefore, you assume the same types of risks, either directly or indirectly, as investing in those underlying funds. The investment performance of the Fund is affected by the investment performance of the underlying funds in which the Fund invests. The ability of the Fund to achieve its investment objective depends on the ability of the underlying funds to meet their investment objectives and on the adviser’s decisions regarding the allocation of the Fund’s assets among the underlying funds. There can be no assurance that the investment objective of the Fund or any underlying fund will be achieved. Through its investments in the underlying funds, the Fund is subject to the risks of the underlying funds’ investments. Growth Stocks Risk. Due to their relatively high valuations, growth stocks are typically more volatile than value stocks. The price of a growth stock may experience a larger decline on a forecast of lower earning, a negative fundamental development, or an adverse market development. Further, growth stocks may not pay dividends or may pay lower dividends than value stocks and may be more

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adversely affected in a down market. The growth style may, over time, go in and out of favor. At times when growth investing style is out of favor, the fund may underperform other equity funds that use different investment styles. Value Stocks Risk. Value stocks may never reach what the underlying fund’s adviser believes to be their full value, or may even go down in price. Different types of stocks (such as “growth” vs. “value” stocks) tend to shift in and out of favor with the investing public depending upon market and economic conditions. Accordingly, the Fund’s performance may sometimes be lower than that of other types of funds (such as those emphasizing growth stocks). Small and Medium-Cap Companies Risk. Some of the underlying funds may invest in the securities of medium and small-sized, less mature, lesser-known companies, which may involve greater risks than those normally associated with larger, more mature, well-known companies. The stock of companies with medium and small stock market capitalizations may trade less frequently and in limited volume. Medium and small-sized companies also may have less certain prospects for growth and greater sensitivity to changing economic conditions. Interest Rate Risk. Interest rate risk is the risk that the value of the debt obligations held by an underlying fund and, therefore, the value of such fund’s shares will fluctuate with changes in interest rates. These fluctuations can be greater for debt obligations with longer maturities and for mortgage securities. When interest rates rise, debt obligations decline in value, and when interest rates fall, debt securities obligations increase in value. Accordingly, during periods when interest rates are fluctuating, you could lose money investing in these funds. Credit Risk. Credit risk is the risk that the issuer of the debt obligation will be unable to make interest or principal payments on time. A debt obligation’s credit rating reflects the credit risk associated with that debt obligation. Higher-rated debt obligations involve lower credit risk than lower-rated debt obligations. Generally, credit risk is higher for corporate and foreign government debt obligations than for U.S. government securities, and higher still for debt rated below investment grade (high yield bonds). The value of the debt obligations held by an underlying fund and, therefore, the value of such fund’s shares, will fluctuate with the changes in the credit ratings of the debt obligations held. Call Risk. Call risk is the risk that a bond issuer will redeem its callable bonds before they mature. Call risk is greater during periods of falling interest rates because the bond issuer can call the debt and reissue the debt at a lower rate. This action may reduce the income of an underlying fund because the fund may have to reinvest the proceeds at lower interest rates. Mortgage-Backed Securities Risk. Mortgage-backed securities are fixed income securities that represent pools of mortgages, with investors receiving principal and interest payments as the underlying mortgage loans are paid back. Many are issued and guaranteed against default by the U.S. government or its agencies or instrumentalities. The value of the mortgage-backed securities (commercial and residential) may fluctuate significantly in response to changes in interest rates. In periods of falling interest rates, underlying mortgages may be paid early, lowering the potential total return and exposing the underlying fund to a lower rate of return upon reinvestment of principal. Early payments of the underlying mortgages cause the mortgage-backed securities to experience significantly greater price and yield volatility than is experienced by more traditional fixed-income securities. During periods of rising interest rates, the rate at which the underlying mortgages are pre-paid may slow unexpectedly, causing the maturity of the mortgage-backed securities to increase and their value to decline. If the life of a mortgage-backed security is inaccurately predicted, the Fund may not be able to realize the rate of return that it expected. Below Investment Grade Bond Risk. Investing in “junk” or “high yield” bonds or debt entails greater risk of principal loss than the risk involved in investment grade securities. For underlying funds investing in debt obligations that are assigned a lower credit rating, the value of these debt obligations could fall. High yield bonds are often considered speculative and involve significantly higher credit risk. These bonds are also more likely to experience fluctuation in value due to changes in the issuer;s credit rating. The value of these bonds may fluctuate more than the value of higher-rated debt obligations, and may decline significantly in periods of general economic difficulty or periods of rising interest rates. U.S. Treasury Risk. U.S. Treasury risk is the risk that a security backed by the U.S. Treasury or the full faith and credit of the U.S. government is guaranteed only as to the timely payment of interest and principal when held to maturity. Accordingly, the current market values for these securities will fluctuate with changes in interest rates. Foreign Securities Risk. For investments in foreign securities and foreign index futures, additional risks are involved that are not present in U.S. securities and futures. Foreign currency fluctuations or economic, financial or political instability could cause the value of an underlying fund’s investments to fluctuate. Foreign investments may be less liquid, and their prices may be more volatile, than comparable investments in securities of U.S. issuers. Investing in foreign securities and futures also involves risks resulting from the reduced availability of public information concerning issuers and the fact that foreign issuers generally are not subject to uniform accounting, auditing, and financial reporting standards or to other regulatory practices and requirements comparable to those applicable to U.S. issuers. The volume of securities transactions effected on foreign markets in most cases remains considerably below that of the U.S. markets. Accordingly, assets allocated to foreign investments may be less liquid and their prices more volatile than comparable investments in securities of U.S. issuers. Foreign brokerage commissions and custodian fees are generally higher than in the U.S.

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Foreign securities can also be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as other restrictions on investment. Investing in local markets may require the Fund to adopt special procedures or seek local governmental approvals or other actions, any of which may involve additional costs to the Fund. These factors may affect the liquidity of the Fund’s investment in any country. Emerging Markets Risk. Risk of loss is typically higher for issuers located in emerging markets. Emerging market countries may have especially unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. Securities of issuers located in these countries tend to have volatile prices and may offer significant potential for loss as well as gain. Additional risks of emerging market securities may include: greater social, economic and political instability; more substantial governmental involvement in the economy; less governmental supervision and regulation of issuers; companies that are newly organized and small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, emerging market securities may have different clearance and settlement procedures, which may make it difficult to engage in securities transactions. Settlement problems may cause the underlying fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of emerging market securities held by that fund. Currency Risk. The value of foreign securities and futures may change as a result of changes in exchange rates reducing the U.S. dollar value of foreign investments. Currency risk is the risk that the U.S. dollar value of the Fund’s foreign investments may be negatively affected by changes in foreign currency exchange rates. Adverse changes in exchange rates may reduce or eliminate any gains produced by such investments that are denominated in foreign currencies and may increase any losses. Futures Risk. A futures contract is considered a derivative because it derives its value from the price of the underlying security or financial index. Losses on futures contracts may exceed the amount invested. There may be imperfect correlation between the price of the futures contracts and the price of the underlying securities. In addition, there are significant differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given hedge not to achieve its objectives. The degree of imperfection of correlation depends on circumstances such as variations in speculative market demand for futures, including technical influences in futures trading, and differences between the financial instruments being hedged and the instruments underlying the standard contracts available for trading in such respects as interest rate levels, maturities, and creditworthiness of issuers. A decision as to whether, when and how to hedge involves the exercise of skill and judgment, and even a well-conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends. Futures exchanges may limit the amount of fluctuation permitted in certain futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day’s settlement price at the end of the current trading session. Once the daily limit has been reached in a futures contract subject to the limit, no more trades may be made on that day at a price beyond that limit. The daily limit governs only price movements during a particular trading day and therefore does not limit potential losses because the limit may work to prevent the liquidation of unfavorable positions. For example, futures prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of positions and subjecting some holders of futures contracts to substantial losses. There can be no assurance that a liquid market will exist at a time when the Fund seeks to close out a futures position, and the Fund would remain obligated to meet margin requirements until the position is closed. In addition, there can be no assurance that an active secondary market will continue to exist. Hedging Risk. In addition, there may be imperfect or even negative correlation between the price of the futures contracts and the price of the underlying securities. For example, futures contract short positions may not provide an effective hedge because changes in futures contract prices may not track those of the underlying securities or indices they are intended to hedge. Non-Diversification Risk. The Fund is non-diversified, and, as a result may invest a greater portion of its assets in a particular issuer than a diversified fund. Therefore, the Fund’s value may decrease because of a single investment or a small number of investments. Management and Organization The Fund’s business and affairs are managed under the direction of its board of trustees. The board of trustees has the power to amend the Fund’s bylaws, to declare and pay dividends, and to exercise all the powers of the Fund except those granted to the shareholders. Manager of Managers:  The Fund employs a “manager of managers” structure. In this regard, the Fund has received an exemptive order from the SEC (Release Nos. IC-27512 and 29197) to permit the Fund’s investment adviser, without further shareholder approval, to enter into and materially amend the sub-advisory agreement with its sub-adviser upon approval of its board of trustees. The SEC order is subject to certain conditions. For example, within ninety days of the hiring of any new sub-adviser, shareholders will be furnished with information that would be included in a proxy statement regarding the new sub-adviser. Moreover, the Fund’s adviser will not enter into a sub-advisory agreement with any affiliated sub-adviser without shareholder approval. The adviser has

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ultimate responsibility (subject to board oversight) to oversee the sub-adviser and to recommend their hiring, termination, and replacement. The Fund does not currently employ a sub-adviser. Investment Adviser:  Lincoln Investment Advisors Corporation (“LIA”) is the investment adviser to the Fund. LIA is a registered investment adviser and wholly-owned subsidiary of The Lincoln National Life Insurance Company (“Lincoln Life”). LIA’s address is One Granite Place, Concord, NH 03301. LIA (or its predecessors) has served as an investment adviser to mutual funds for over 20 years. Lincoln Life is an insurance company organized under Indiana Law and is a wholly-owned subsidiary of Lincoln National Corporation (“LNC”). LNC is a publicly-held insurance holding company organized under Indiana law. Through its subsidiaries, LNC provides, on a national basis, insurance and financial services. The Fund has entered into an investment management agreement with LIA. The Fund operates as a “fund of funds.” In this structure, the Fund invests in other mutual funds, which, in turn, invest directly in portfolio securities. The expenses associated with investing in a fund of funds are generally higher than those for funds that do not invest primarily in other mutual funds because shareholders indirectly pay for a portion of the fees and expenses charged at the underlying fund level. The investment adviser, its investment management fee rate, and portfolio manager(s) are shown below. The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio manager(s), and the portfolio managers’ ownership of securities in the Fund.
Adviser	LIA’s advisory fee is 0.25% of the Fund’s average net assets.
Portfolio Manager(s)	Kevin J. Adamson, CPA and David A. Weiss, CFA are responsible for the day-to-day management of the Fund. Mr. Adamson, Vice President of LIA, joined the Lincoln organization in 2004 and since that time he has served as Director of Funds Management Operations responsible for managing daily operations. Mr. Weiss, Vice President of LIA, joined LIA in 2004 and currently serves as Director of Funds Management Research where he is responsible for leading due diligence and research, including oversight of LIA’s asset allocation services.
LIA may hire consultants to assist it in management of the Fund. These consultants will not have management discretion over Fund assets. Capital Research and Management CompanySM , the adviser of the American Funds Insurance Series and American Funds retail funds, does not act as sub-adviser to the Fund or as a consultant to LIA. Capital Research and Management CompanySM is not affiliated with LIA or the Fund A discussion regarding the basis for the board of trustees approving the investment advisory contract for the Fund will be available in the semi-annual report to shareholders for the period ended June 30, 2012. Pricing of Fund Shares Each Fund in the Trust determines its net asset value per share (“NAV”) as of close of regular trading (normally 4:00 p.m., New York time) on the New York Stock Exchange (“NYSE”) on each day the NYSE is open for trading. Each Fund determines its NAV by:
  adding the values of all securities investments and other assets;
  subtracting liabilities (including dividends payable); and
  dividing by the number of shares outstanding.
For Funds structured as fund of funds, shares of the underlying mutual funds (excluding ETFs) in which these Funds invest will be valued based upon the net asset value of those underlying mutual funds. The net asset value of the underlying mutual funds will be calculated by those funds based upon their own securities holdings. For other types of securities, each Fund in the Trust typically values its investments as follows:
  equity securities (including ETFs), at their last sale prices on national securities exchanges or over-the-counter, or, in the absence of recorded sales, at the mean between the bid and asked prices on exchanges or over-the-counter; and
  U.S. Government and Agency securities, at the mean between the bid and asked prices, and other debt securities, at the price established by an independent pricing service.
  Exchange-traded futures contracts, at the exchange’s daily quoted settlement prices.
A Fund’s portfolio securities may be traded in other markets on days when the NYSE is closed. Therefore, the value of a Fund’s holdings may fluctuate on days when you do not have access to the Fund to purchase or redeem shares. In certain circumstances, a Fund may value its portfolio securities at fair value as estimated in good faith under procedures established by the Fund’s board of trustees. When a Fund uses fair value pricing, it may take into account any factors it deems appropriate. The prices of securities used by a Fund to calculate its NAV may differ from quoted or published prices for the same securities. Fair value pricing may involve subjective judgments, and it is possible that the fair value determined for a security is materially different than the value that could be realized upon the sale of that security.

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A Fund would anticipate using fair value pricing for securities primarily traded on U.S. exchanges only under very limited circumstances, such as the unexpected early closing of the exchange on which a security is traded or suspension of trading in the security. A Fund may use fair value pricing more frequently for securities primarily traded in non-U.S. markets because, among other things, most foreign markets close well before that Fund values its securities, normally at 4:00 p.m. Eastern time. The earlier close of these foreign markets gives rise to the possibility that significant events, including broad market moves, may have occurred in the interim. To account for this, a Fund may frequently value many foreign equity securities using fair value prices based on third party vendor modeling tools to the extent available. Purchase and Sale of Fund Shares The Fund sells its shares directly or indirectly to Lincoln Life, Lincoln Life & Annuity Company of New York (“LNY”), and to unaffiliated insurance companies. The insurance companies hold the Fund shares in separate accounts (“variable accounts”) that support various variable annuity contracts and variable life insurance contracts. The Fund sells and redeems its shares, without charge, at their NAV next determined after the Fund or its agent receives a purchase or redemption request. The value of shares redeemed may be more or less than original cost. The Fund normally pays for shares redeemed within seven days after the Fund receives the redemption request. However, a Fund may suspend redemption or postpone payment for any period when (a) the NYSE closes for other than weekends and holidays; (b) the SEC restricts trading on the NYSE; (c) the SEC determines that an emergency exists, so that a Fund’s disposal of investment securities, or determination of net asset value is not reasonably practicable; or (d) the SEC permits, by order, for the protection of Fund shareholders. Market Timing Frequent, large, or short-term transfers among the LVIP Funds, such as those transfers associated with “market timing” transactions, may adversely affect the Funds involved and their investment returns. Such transfers may dilute the value of Fund shares, interfere with the efficient management of the Fund’s portfolio, and increase brokerage and administrative costs of the Funds. As a result, the Funds discourage such trading activity. The risks of frequent trading are more pronounced for Funds investing a substantial percentage of assets in overseas markets. This is due to the time differential in pricing between U.S. and overseas markets, which market timers attempt to use to their advantage. As an effort to protect our Fund investors and the Funds from potentially harmful trading activity, we utilize certain market timing policies and procedures that have been approved by the Fund’s board of trustees (the “Market Timing Procedures”). The Fund reserves the right to reject or restrict any purchase order (including exchanges) from any investor. The Fund will exercise this right if, among other things, an investor’s trading, in the judgment of the Fund, has been or may be disruptive to any Fund. In making this judgment, a Fund may consider trading done in multiple accounts under common ownership or control. The Fund has entered into an agreement with each insurance company that holds Fund shares to help detect and prevent market timing in the Fund’s shares. The agreement generally requires such insurance company to (i) provide, upon request by the Fund, certain identifying and account information regarding contract owners who invest in Fund shares through the omnibus account; and (ii) execute instructions from the Fund to restrict further purchases or exchanges of Fund shares by a contract owner who the Fund has identified as a market timer. The Fund may rely on frequent trading policies established by insurance companies that hold shares of the Fund in separate accounts to support the insurance contracts. In the event the Fund detects potential market timing, the Fund will contact the applicable insurance company. In addition to any action taken by the applicable insurance company in response to such market timing activity, the Fund may request that the insurance company take additional action, if appropriate, based on the particular circumstances. Fund investors seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. The Fund’s ability to detect and deter such transfer activity may be limited by operational systems and technological limitations. The identification of Fund investors determined to be engaged in such transfer activity that may adversely affect other Fund investors involves judgments that are inherently subjective. As a result of these noted limitations, there is no guarantee that the Fund will be able to identify possible market timing activity or that market timing will not occur in the Fund. If the Fund is unable to detect market timers, you may experience dilution in the value of your Fund shares and increased brokerage and administrative costs in the Fund. This may result in lower long-term returns for your investments. In its sole discretion, the Fund may revise its Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). The Fund also reserves the right to implement and administer redemption fees imposed by the Fund in the future.

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Insurance company sponsors of your contract may impose transfer limitations and other limitations designed to curtail market timing. Please refer to the prospectus and statement of additional information (“SAI”) for your variable annuity or variable life contract for details. Portfolio Holdings Disclosure A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available in the Fund’s SAI. Share Classes and Distribution Arrangements The Fund offers two classes of shares: the Standard Class and the Service Class. The two classes of shares are identical, except that Service Class shares are subject to a distribution (Rule 12b-1) fee, which has been adopted pursuant to a distribution and service plan (the “Plan”). The Fund offers shares to insurance companies for allocation to certain of their variable contracts. The Fund pays its principal underwriter, Lincoln Financial Distributors, Inc. (“LFD”), out of the assets of the Service Class, for activities primarily intended to sell Service Class shares or variable contracts offering Service Class shares. LFD pays third parties for these sales activities pursuant to written agreements with such parties. The 12b-1 fee may be increased by the Fund’s board of trustees up to the maximum allowed by the Plan, without shareholder approval, in accordance with the terms of the Plan. These fees are paid out of the assets of the Service Class on an ongoing basis, and over time will increase the cost of your investment and may cost you more than other types of sales charges. LIA and its affiliates, including LFD, and/or the Fund’s sub-adviser, if any, may pay additional compensation (at their own expense and not as an expense of the Fund) to certain affiliated or unaffiliated brokers, dealers, or other financial intermediaries (collectively, “financial intermediaries”) in connection with the sale or retention of Fund shares or insurance products that contain the Fund and/or shareholder servicing (“distribution assistance”). The level of payments made to a qualifying financial intermediary in any given year will vary. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, LFD may pay or allow its affiliates to pay other promotional incentives or payments to financial intermediaries. If a mutual fund sponsor, distributor or other party makes greater payments to your financial intermediary for distribution assistance than sponsors or distributors of other mutual funds make to your financial intermediary, your financial intermediary and its salespersons may have a financial incentive to favor sales of shares of the mutual fund complex making the higher payments over another mutual fund complex or over other investment options. You should consult with your financial intermediary and review carefully any disclosure provided by such intermediary as to compensation it receives in connection with investment products it recommends or sells to you. In certain instances, the payments could be significant and may cause a conflict of interest for your financial intermediary. Any such payments will not change the net asset value or the price of the Fund’s shares, as such payments are not made from Fund assets. For more information, please see the SAI. Distribution Policy and Federal Income Tax Considerations The Fund intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code, which requires annual distributions of net investment income and net capital gains to shareholders. Distributions may not be paid in the year income or gains are earned by the Fund. The Fund may distribute net realized capital gains only once a year. Dividends and capital gain distributions will be automatically reinvested in additional Fund shares of the same class of the Fund at no charge. Since all the shares of the Fund sold through variable annuity contracts or variable life insurance contracts (“variable contracts”) are owned directly or indirectly by Lincoln Life, LNY and other unaffiliated insurance companies, this prospectus does not discuss the federal income tax consequence at the contract owner level. For information concerning the federal income tax consequences to owners of variable contracts, see the prospectus for the variable contracts.

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Financial Highlights The Fund was not available for investment as of the date of this Prospectus. As a result there are no financial highlights available for this Fund.

13

General Information The use of the Fund by both annuity and life insurance variable accounts is called mixed funding. Due to differences in redemption rates, tax treatment, or other considerations, the interests of contract owners under the variable life accounts may conflict with those of contract owners under the variable annuity accounts. Violation of the federal tax laws by one variable account investing in the Fund could cause the contracts funded through another variable account to lose their tax-deferred status, unless remedial action was taken. The Fund’s board of trustees will monitor for any material conflicts and determine what action, if any, the Fund or a variable account should take.
 A conflict could arise that requires a variable account to redeem a substantial amount of assets from the Fund. The redemption could disrupt orderly portfolio management to the detriment of those contract owners still investing in the Fund. Also, the Fund could determine that it has become so large that its size materially impairs investment performance. The Fund would then examine its options. You can find additional information in the Fund’s SAI, which is on file with the SEC. The Fund incorporates its SAI, dated March 1, 2012, into its prospectus. The Fund will provide a free copy of its SAI upon request. You can find further information about the Fund’s investments in the Fund’s annual and semi-annual reports to shareholders. The annual report discusses the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. The Fund will provide a free copy of its annual and semi-annual report upon request. The Fund will issue unaudited semi-annual reports showing current investments and other information; and annual financial statements audited by the Fund’s independent auditors. For an SAI, annual or semi-annual report, either write The Lincoln National Life Insurance Company, P.O. Box 2340, Fort Wayne, Indiana 46801, or call 1-800-4LINCOLN (454-6265). Also call this number to request other information about the Fund, or to make inquiries. The Fund does not maintain an internet website. You can review and copy information about the Fund (including the SAI) at the SEC’s public reference room in Washington, D.C. You can get information on the operation of the public reference room by calling the SEC at 1-202-551-8090. You can also get reports and other information about the Fund on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You can get copies of this information, after paying a duplicating fee, by writing the SEC Public Reference Section, Washington, D.C. 20549-0102, or by electronic request at the following e-mail address: publicinfo@sec.gov. SEC File No: 811-08090

      As filed with the Securities and Exchange Commission on February ___, 2012

                                            1933 Act Registration No. 033-70742

                                            1940 Act Registration No. 811-08090
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-1A

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 / /

                      POST-EFFECTIVE AMENDMENT NO. 123 /X/

                                      and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

                             AMENDMENT NO. 125 /X/

                   LINCOLN VARIABLE INSURANCE PRODUCTS TRUST
               (Exact Name of Registrant as Specified in Charter)

                LVIP Protected American Balanced Allocation Fund
                LVIP Protected American Growth Allocation Fund

                           Daniel R. Hayes, President
                           1300 South Clinton Street
                           Fort Wayne, Indiana 46802
                    (Address of Principal Executive Offices)

       Registrant's Telephone Number, Including Area Code: (260) 455-2000

                           Jill R. Whitelaw, Esquire
                            Lincoln Financial Group
                           150 N. Radnor-Chester Road
                                Radnor, PA 19087
                    (Name and Address of Agent for Service)

                        Copies of all communications to:

                         Robert A. Robertson, Esquire
                                  Dechert, LLP
                          2010 Main Street, Suite 500
                               Irvine, CA 92614

                          Fiscal Year-end: December 31

It is proposed that this filing will become effective:

/ /  immediately upon filing pursuant to paragraph (b)

/ X /  on March 1, 2012, pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)(1)

/ /  on _______________ pursuant to paragraph (a)(1)

/ /  75 days after filing pursuant to paragraph (a)(2)

/ /  on _______________ pursuant to paragraph (a)(2) of Rule 485.

                    If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The approximate offering date is on or about March 15, 2012. The title of the securities being registered is the Service Class Shares and Standard Class
Shares of each of the Funds.